TransAlta holds Annual Investor Day Conference

▪

Forecasts growth in earnings and cash flow in 2010

▪

Forced outage rates at Alberta coal plants declining following accelerated major maintenance

▪

Strategy in place to drive operational performance, green the portfolio and reposition coal

▪

Blue Trail wind farm online ahead of schedule and on-budget

▪

Balance sheet remains strong; credit ratios well supported by highly contracted cash flows

CALGARY, Alberta (Nov. 6, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) held its annual Investor Day Conference in Toronto today where its executive leadership team provided investors with a comprehensive review of its financial outlook for 2009 to 2012.

“In 2009, TransAlta tackled the operational challenges in our Alberta coal facilities, accelerated the growth of our renewable energy portfolio and deepened our development pipeline, recontracted our Sarnia natural gas facility, and made significant strides along the path to reduce our carbon footprint,” said Steve Snyder, president and chief executive officer. “These initiatives are the core of our strategy to deliver near and long-term value to our shareholders. On the strength of these initiatives, and assuming no increase in demand or natural gas prices before 2011 in our core markets, we expect earnings and cash flow growth to resume in 2010.”

“TransAlta has a unique portfolio of diverse and highly-contracted assets that underpin our low to moderate risk strategy and support our dividend. On top of this foundation, we expect investors will assign increased value in the years ahead to TransAlta’s position as Canada’s leading publicly-traded provider of renewable energy,” said Snyder.

Today, renewable and natural gas assets account for 43 per cent of TransAlta’s installed megawatts and nearly 50 per cent of the company’s earnings before interest taxes and depreciation (EBITDA).

At today’s meeting, TransAlta showed that the majority of its plants perform at or above the median of industry benchmark levels. For the few that don’t, the company provided an update on its plans for improving performance to a stable 90 per cent fleet availability level. Based on a unit-by-unit analysis, TransAlta now believes a 90 per cent fleet availability level offers a superior economic return when compared to the company’s previous target of 92 per cent. The level of capital required to achieve 90 per cent availability also reduces the risk that capital will become stranded by carbon regulation that remains highly uncertain. TransAlta’s major maintenance work in 2009 is already resulting in lower forced outages at its Alberta coal plants. The company is targeting to reduce forced outages at these facilities by 4.5 per cent in 2010.

“We believe TransAlta has the best renewable energy development portfolio in Canada. In the near-term we see great potential to add more contracted revenues from wind in jurisdictions across Canada as well as geothermal in Southern California. In the medium and longer-term, there is potential to develop our hydro resources in Alberta as well as baseload natural gas combined cycle facilities as an alternative to lifecycle investments at our Alberta coal sites.  The announcement of funding for our Project Pioneer, the world’s first large scale coal-fired power plant carbon capture and storage (CCS) retro-fit project, moves us one step closer to making coal a valuable and sustainable fuel in a carbon-constrained environment.  We will continue to weigh the longer-term replacement of coal generation with natural gas against the economics and viability of continuing to run our coal plants with CCS,” said Dawn Farrell, Chief Operating Officer.

TransAlta also announced the commencement of commercial operations at its 66 MW, $115 million Blue Trail Wind Farm. The project was completed one month ahead of schedule and on-budget. Located four kilometers from Fort MacLeod, Blue Trail has 22, 3-MW wind turbines. It will provide an annual average of 195,000 megawatts hours per year of electricity – enough to meet the needs of 29,000 homes.

TransAlta now has a net generation capacity of 8,723 MW in operation, of which 22 per cent or 1,966 MW is renewable energy. In addition, there are 477 MW under construction and nearly 700 MW considered in advanced development.

Speaking to the company’s financial outlook, Brian Burden, Chief Financial Officer, said, “Over the 2010 - 2012 period, we expect cash flow from operations to be approximately $3 billion. After accounting for the dividend, and sustaining and announced growth capital, we expect to have approximately $600 million of free cash available. While our priority remains to deliver low carbon growth projects that will provide long-term cash flows, we will remain disciplined in our capital allocation and weigh these opportunities against other capital allocation alternatives and maintaining our investment grade credit ratings.”

Links to the webcast and presentation slides are available on TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. A recording of the webcast is also available on TransAlta’s website.

Dial in number:

Toll-free North American participants 1-888-396-8064

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone : (403) 267-7622

E-mail:  investor_relations@transalta.com

Investor inquiries:

Jess Nieukerk

Manager, Investor Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-3607

E-mail:  jess_nieukerk@transalta.com